January 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	Qualigen Therapeutics, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333- 269088

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Qualigen Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 269088) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Thursday, January 5, 2023, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso, Esq. at (212) 549-0216.

QUALIGEN THERAPEUTICS, INC.

By:	/s/ Michael Poirier
Michael Poirier
Chairman & Chief Executive Officer